UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0001100663

Issuer: iShares Trust

Exchange: NYSE Arca, Inc.

Nasdaq Stock Market LLC

(Exact name of Issuer as specified in its charter and name of Exchange where security is listed and/or registered)

Address: 400 Howard Street

San Francisco, CA 94105

Telephone number: (415) 670-2000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Units of beneficial interest, no par value per share (See exhibit A)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

SEC 1654 (0306)	Potential persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Pursuant to the requirements of the Securities Exchange Act of 1934, iShares Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

February 20, 2026	By	/s/ Trent W. Walker	Treasurer and Chief Financial Officer
Date		Name	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Exhibit A

Title of each class to be withdrawn	Name of Exchange on which class is to be withdrawn	IRS Employer Identification No.
iShares 0-3 Month Treasury Bond ETF	NYSE Arca, Inc.	85-0599702
iShares 0-1 Year Treasury Bond ETF	Nasdaq Stock Market LLC	51-0593339